SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 15

     Certification and Notice of Termination of Registration
         Under Section 12(g) of the Securities Exchange

        Act of 1934 or Suspension of Duty to File Reports
               Under Sections 13 and 15(d) of the
                     Securities and Exchange
                 Commission File Number 1-14599

                Infinity Broadcasting Corporation
                ---------------------------------
     (Exact name of registrant as specified in its charter)

 40 West 57th Street, New York, New York, 10019, (212) 975-4321
 --------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

         Class A common stock, par value $0.01 per share
         -----------------------------------------------
    (Title of each class of securities covered by this Form)

                              None
                              ----
  (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   (x)       Rule 12h-3(b)(1)(i)  (x)
Rule 12g-4(a)(1)(ii)  ( )       Rule 12h-3(b)(1)(ii) ( )
Rule 12g-4(a)(2)(i)   ( )       Rule 12h-3(b)(2)(i)  ( )
Rule 12g-4(a)(2)(ii)  ( )       Rule 12h-3(b)(2)(ii) ( )
Rule 15d-6            ( )

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, Infinity Broadcasting Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 22, 2001            /s/ Michael D. Fricklas
                             --------------------------------
                             Name:    Michael D. Fricklas
                            Title:    Executive Vice President,
                                        General Counsel and
                                        Secretary, Viacom Inc.


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.